EXHIBIT 99.1

B2Gold Targets 30% Reduction in GHG Emissions by 2030 and Announces Expansion of the Fekola Solar Plant

VANCOUVER, British Columbia, Jan. 26, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that the Company has set a target to reduce its Scope 1 and 2 greenhouse gas (“GHG”) emissions by 30% by 2030 against a 2021 baseline.

As a Company, B2Gold recognizes that climate change is a critical global challenge and understands that it must act accordingly. B2Gold has been an innovative leader within the mining industry with respect to the management of sustainability issues and this commitment to GHG emissions reduction forms a key part of our Climate Strategy, incorporating climate management as a part of its business strategy and planning process.

B2Gold’s Climate Strategy for contributing to global climate change action contains the following objectives:

  Identify and understand our climate risks (physical and transitional) and incorporate mitigation measures to make the Company more resilient as society transitions to a low-carbon economy.
  Establish and report progress against science informed emissions reductions targets, including maintaining an updated GHG emissions inventory (Scope 1, 2 and 3 emissions).
  Evaluate and implement changes to our energy and fuel sources to increase the proportion of renewable energy used in our operations.
  Continuously improve our disclosure on our climate risk management performance, to align with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

In order to achieve the Company’s GHG emission reduction target, B2Gold is pursuing initiatives to increase the proportion of renewable energy sources, electrify operations, and improve energy efficiency. B2Gold is proud to be an industry leader in the implementation of renewable energy solutions to actively manage our emissions. B2Gold’s Otjikoto and Fekola operations both maintain fully autonomous hybrid power plants consisting of 5.8 megawatt (“MWac”) and 30 MWac solar installed capacity, respectively.

B2Gold is also pleased to announce the expansion of its Fekola solar plant, which is currently in the detailed design stage. The Fekola solar plant expansion is expected to increase solar power capacity by 22 MWac, reduce GHG emissions by approximately 24,000 tonnes per year and reduce heavy fuel oil consumption by an average 7.6 million liters per year. Construction of the Fekola solar plant expansion project is expected to begin in the third quarter of 2023 and is estimated to be complete in the third quarter of 2024.

Since 2016, B2Gold has reported annually on climate risk management in our Responsible Mining Report and in 2021 the Company released its inaugural Climate Strategy Report. Additional information regarding B2Gold’s climate risk management and our Environmental, Social and Governance risk management and performance is available at www.b2gold.com.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2022 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; and including, without limitation: projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2023; total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023; the Company reducing its GHG by 30% by 2030 against a 2021 baseline; the Fekola solar plant expansion increasing solar power capacity by 22 MWac, reducing GHG emissions by approximately 24,000 tonnes per year and reducing heavy fuel oil consumption by an average 7.6 million liters per year; and construction of the Fekola solar plant expansion project beginning in the third quarter of 2023 and completing in the third quarter of 2024. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com